EXHIBIT 99.1
                    [Graphic omitted] [Videsh Sanchar Nigam Limited Letterhead] HQ/CS/CL.24B/9121
12 June 2002

Sir,

SUB : DISCLOSURE  UNDER  REGULATION 13 (6) OF THE SEBI  (PROHIBITION OF INSIDER
      TRADING) REGULATIONS 1992

     Pursuant to Regulation 13 (3) of the SEBI (Prohibition of Insider Trading) Regulations 1992, M/s. Panatone Finvest Limited has intimated vide their letter dated 11 June 2002 (Attach "A") that upon their having completed on 8th June, 2002 the mailing of the pay orders for the purchase consideration payable under the mandatory open offer, 3,82,07,926 Equity shares of Videsh Sanchar Nigam Limited ("VSNL") were transferred to their demat account with HDFC Bank Limited from the Open Offer Escrow Account on 10th June, 2002. On the same date, a further 1,87,47,964 shares of VSNL arising from the conversion of ADSs accepted were transferred to their account. 44,020 shares of VSNL tendered in physical form have been lodged with the R&T Agents of VSNL, M/s. Sharepro Services on 11 June 2002 for registration of transfer.

     2. Consequent to the above, the holding of M/s. Panatone Finvest Limited in equity shares of VSNL has increased from 7,12,50,000 to 12,82,49,910 (44.99%).

     3. This information may also be treated as our disclosure pursuant to Regulation 13 (6) of the SEBI (Prohibition of Insider Trading) Regulations 1992 and other SEBI Regulations as may be applicable.

Thanking you,

Yours faithfully,
For Videsh Sanchar Nigam Limited

/s/ Satish Ranade
------------------
Satish Ranade

To :

1) Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 265 81 21, 5719, 2037.

2) The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

3) Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

4) Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

5) Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Trade World, Kamala Mill Compound, 2nd Floor, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos.:
     (22) 497 29 85/4972985.

6) National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos.:
     497 29 93.

7) Mr. Anish Kumar, The Bank of New York Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

8) Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. :+1 2126565071

9)   Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax : 267 3199.

                            PANATONE FINVEST LIMITED
                       (A subsidiary of TATA SONS LIMITED)

Videsh Sanchar Nigam Limited,
Lokmanya Videsh Sanchar Bhavan,
K.D. Marg,
Prabhadevi,
Mumbai 400 028
Attention Mr. Satish Ranade

11th June, 2002

Dear Sirs,

Equity shares of VSNL acquired pursuant to the Open Offer
---------------------------------------------------------

We have to inform you that upon our having completed on 8th June, 2002 the mailing of the pay orders for the purchase consideration payable under the mandatory open offer, 3,82,07,926 Equity shares of Videsh Sanchar Nigam Limited ("VSNL") were transferred to our demat account with HDFC Bank Limited from the Open Offer Escrow Account on 10th June, 2002. On the same date, a further 1,87,47,964 shares of VSNL arising from the conversion of ADSs accepted were transferred to our account. 44,020 shares of VSNL tendered in physical form have been lodged with Sharepro Services today for registration of transfer.

Consequent to the above, our holding of equity shares of VSNL has increased from 7,12,50,000 to 12,82,49,910.

This information may also be treated as our disclosure pursuant to Regulation 13
(3) of the SEBI (Prohibition of Insider Trading) Regulations 1992 and other SEBI Regulations as may be applicable.

Yours faithfully,
Panatone Finvest Limited


/s/ F.N. Subedar
------------------
(F.N. Subedar)
Director



               Bombay House, 24 Homi Mody Street, MUMBAI 400 001.
                          (Phone 288 7142 Fax 204 8187)